UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Financial Officer

Date: April 30, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Filed 2013 Annual Report on Form 20-F

Guangzhou, China, April 29, 2014/PRNewswire/ – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced that the Company has filed its annual report on Form 20-F that includes its audited financial statements for three years ended December 31, 2013 with the Securities and Exchange Commission on April 29, 2014. The annual report is available on the Company’s website at http://ir.sungymobile.com. Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge according to the instructions provided on the Company’s website.

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day. For more information, please visit http://www.sungymobile.com.

Investor Relations Contact:

ICR, LLC

Jeremy Peruski

Tel: +1-646-417-5388

Email: IR@sungymobile.com

Source: Sungy Mobile Limited

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